# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: YY Group Holding Ltd., CIK 0001985337
CUSIP: G9888Q103
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD #05-43 PAYA LEBAR SQ, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,377,137; sole dispositive power 0; shared dispositive power 1,377,137; aggregate amount beneficially owned 1,377,137 (31.5% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (2.7% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (2.7% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (2.7% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 1,257,137; sole dispositive power 0; shared dispositive power 1,257,137; aggregate amount beneficially owned 1,257,137 (28.8% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,377,137; sole dispositive power 0; shared dispositive power 1,377,137; aggregate amount beneficially owned 1,377,137 (31.5% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 32,500; shared voting power 1,377,137; sole dispositive power 32,500; shared dispositive power 1,377,137; aggregate amount beneficially owned 1,409,137 (32.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, each with no par value
Name of issuer: YY Group Holding Ltd.
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed by the Reporting Persons on April 15, 2026, as amended (the "Schedule 13D"), and relates to the Class A Ordinary Shares, each with no par value, of YY Group Holding Ltd. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 120,000 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $167,347, including brokerage commissions.

The aggregate purchase price of the 1,257,137 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(146,306), including brokerage commissions.

The aggregate purchase price of the 32,500 Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(35,757), including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 4,371,392 Shares outstanding as of April 24, 2026, which is the total number of Shares outstanding reported by the Issuer in its Form 20-F/A filed with the Securities and Exchange Commission (the "SEC") on April 24, 2026.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 1,377,137 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 31.5%

As of the date hereof, Alpha Fund beneficially owned 120,000 Shares.

Percentage: 2.7%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 120,000 Shares beneficially owned by Alpha Fund.

Percentage: 2.7%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 120,000 Shares beneficially owned by Alpha Fund.

Percentage: 2.7%

As of the date hereof, Ault Lending beneficially owned 1,257,137 Shares.

Percentage: 28.8%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 1,377,137 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 31.5%

As of the date hereof, Mr. Ault beneficially owned 1,409,137 Shares, including 32,500 Shares beneficially owned directly, and the 1,377,137 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending that, as the CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own.

Percentage: 32.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,377,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,377,137

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,257,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,257,137

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,377,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,377,137

Mr. Ault:
1. Sole power to vote or direct vote: 32,500
2. Shared power to vote or direct vote: 1,377,137
3. Sole power to dispose or direct the disposition: 32,500
4. Shared power to dispose or direct the disposition: 1,377,137
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 1 except as set forth in Exhibit 1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 1

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (05/05/2026)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (05/05/2026)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (05/05/2026)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (05/05/2026)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (05/05/2026)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (05/05/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (05/05/2026)